Filed pursuant to Rule 433

Registration No. 333-259827

PRICING TERM SHEET

November 16, 2022

General Mills, Inc.

$500,000,000 5.241% Notes due 2025

Issuer:	General Mills, Inc.

Issuer Ratings & Outlook*:	Baa2 / BBB (Stable/Stable) (Moody’s/S&P)

Offering Format:	SEC Registered

Trade Date:	November 16, 2022

Settlement Date:	November 18, 2022

Day Count Convention:	30 / 360

Title:	5.241% Notes due 2025

Principal Amount:	$500,000,000

Maturity Date:	November 18, 2025

Coupon (Interest Rate):	5.241%

Price to Public:	100.000%

Yield to Maturity:	5.241%

Spread to Benchmark Treasury:	+110 bps

Benchmark Treasury:	UST 4.500% due November 15, 2025

Benchmark Treasury Price / Yield:	101-00; 4.141%

Interest Payment Dates:	Semi-annually on each May 18 and November 18, commencing May 18, 2023

CUSIP / ISIN:	370334 CS1 / US370334CS18

Optional Redemption Provisions:
Make-whole Redemption:	At any time prior to November 18, 2023, in whole or in part at any time at General Mills’ option at the redemption price equal to the make-whole amount described in the Prospectus, plus in each case accrued and unpaid interest to the redemption date.

Par Redemption:	At any time on or after November 18, 2023, at a redemption price of 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Change of Control Offer to Purchase:	If a change of control triggering event occurs, General Mills will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Joint Book-Running Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc.

Senior Co-Managers:	Credit Suisse Securities (USA) LLC PNC Capital Markets LLC

Co-Managers:	Academy Securities, Inc. Independence Point Securities LLC

*Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or Deutsche Bank Securities Inc. toll-free 1-800-503-4611.

This pricing term sheet supplements the preliminary form of Prospectus Supplement issued by General Mills, Inc. on November 16, 2022 relating to its Prospectus dated September 27, 2021.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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